Exhibit 12.1
KRATON Polymers LLC
Ratio of Earnings to Fixed Charges
000’s

						Predecessor
					Period from	Period from
					December 23	January1,
	Year Ended	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December	December	December	December	December 31,	December 23,	December
	31, 2007	31, 2006	31, 2005	31, 2004	2003	2003	31, 2002
Fixed Charges:

+ Interest expensed	42,608	39,916	32,303	34,247	518	36,775	32,982
+ Interest capitalized	—	—	—	—	—	—	—
+ Amortization of deferred financing costs	2,715	2,351	2,262	5,563	38	13,370	3,763
+ Accretion of debt discount	—	—	—	—	—	8,505	1,044
+ Estimate of interest within rental expense	2,449	2,449	2,267	2,133	33	2,033	1,867
+ Preferance security dividend requirements	—	—	—	—	—	—	—

Total fixed charges	47,772	44,716	36,832	41,943	589	60,683	39,656

Earnings:

+ Pre-tax income (loss)	(37,605)	22,068	34,179	(54,794)	(3,406)	12,870	52,332
- Income from equity investees	(626)	(168)	(1,516)	(462)	(28)	(621)	(1,171)
+ fixed charges	47,772	44,716	36,832	41,943	589	60,683	39,656
+ Amortization of capitalized interest	—	—	—	—	—	—	—
+ Distributed income of equity investees	106	1,265	461	561	—	1,064	710
+ Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
- Interest capitalized	—	—	—	—	—	—	—
- Preferance security dividend requirements	—	—	—	—	—	—	—
- The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—

Total Earnings	9,647	67,881	69,956	(12,752)	(2,845)	73,996	91,527

Deficiency (Surplus)	38,125	(23,165)	(33,124)	54,695	3,434	(13,313)	(51,871)

Ratio	0.20	1.52	1.90	(0.30)	(4.83)	1.22	2.31

Ratio of Earnings to Fixed Charges	0.2:1.0	1.5:1.0	1.9:1.0	—	—	1.2:1.0	2.4:1.0
Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2004 by approximately $54.7 million and for the period from December 23 though December 31, 2003 by approximately $3.4 million.